Mail Stop 4561

March 13, 2008

Marc Ebersole
200 Hanover Park Road, Suite 120
Atlanta, Georgia 30350

> **Re:** **Biostem, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 000-49933**

Dear Mr. Ebersole:

We have read and reviewed your response letter dated August 31, 2007; however you have not provided us with substantive responses to our comments. Therefore, we have decided to conclude our review and we may decide to release publicly, through the agency's EDGAR system, all correspondence, relating to our review. For more information please see our letter dated October 29, 2007.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant